

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2006

Mr. Douglas E. Fears
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave, Suite 1400
Tulsa, Oklahoma 74119-3623

Re: Helmerich & Payne, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 13, 2005
Form 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006
Filed February 7, 2006 and May 5, 2006
Response Letter Dated June 14, 2006
File No. 1-4221

Dear Mr. Fears:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 14 – Segment Information, page 58

1. We note your response to comment 1 in our letter dated May 17, 2006. We note further that it continues to appear to us that your operations in each country meet the definition of an operating segment as defined in SFAS 131. Your analysis in accordance with paragraph 17 of SFAS 131 appears to indicate that aggregation

may be appropriate. However, we remind you that it is necessary to monitor your aggregation analysis for changes in circumstances. Additionally, your disclosure in future filings should indicate that operating segments are aggregated, as required by paragraph 26(a) of SFAS 131. Finally, we caution you to consider the implications that the existence of multiple operating segments may have with respect to certain other accounting standards, such as SFAS 142 and 144. Please acknowledge your intent to comply.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

Sincerely,

April Sifford
Branch Chief